1049949

P.E. 2/7/02

02013874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report of 7 February 2002

Energis plc
(Name of Registrant)

Carmelite
50 Victoria Embankment
London EC4Y 0DE
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENERGIS PLC
(Registrant)

Date: 7 February 2002

By: /s/ J John Christopher Hibbert
Director

EXHIBIT INDEX

1. Announcements in respect of notificable interests
2. Announcement in respect of share dealing by J C Hibbert
3. Update to trading statement

EXHIBIT 1

14/12/2001 UK: ENERGIS PLC DIRECTOR SHAREHOLDING.

Energis PLC

14 December 2001

Energis plc ("Energis")

Directors' Shareholdings

Directors' Interests in Shares of Energis plc

Energis QUEST Trustee Limited ("Quest"), the trustees of the discretionary trust established by deed on 26th February 1999 to facilitate the operation of the Inland Revenue approved Energis plc Savings Related Share Option Scheme and the Energis Savings Related Share Option Scheme ("the Schemes") yesterday subscribed for 652,143 ordinary shares of Energis plc, at 63p per share, representing 0.038% of the current issued share capital.

Messrs **Hibbert**, Wickham, Trent, Beaumont and Taylor, executive directors of Energis plc, are potential beneficiaries under the discretionary trust (together with all other UK employees of the Energis Group) and are therefore interested in the shares whilst they are held by QUEST.

Application will be made to the London Stock Exchange and UK Listing Authority for these shares to be admitted to the Official List.

END

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RNS, Full Text

Energis PLC : Director Shareholding

RNS Number:1072R
Energis PLC
7 February 2002

Energis plc ("Energis")

An announcement was made on 4 March 1999 that Energis QUEST Trustee Limited, the trustee of the trust established by deed on 26 February 1999 ("the QUEST") to facilitate the operation of the Inland Revenue approved Energis plc Savings Related Share Option Scheme and the Energis Savings Related Share Option Scheme ("the Schemes"), subscribed for ordinary shares of Energis plc. The QUEST has since made further subscriptions for shares and further announcements were made at the time. Options have been granted over those Shares under the Schemes and Energis QUEST Trustee Limited has agreed to satisfy those options.

Messrs Wickham, Trent, Beaumont, Taylor and Hibbert, executive directors of Energis plc, ("the Executive Directors") are potential beneficiaries under the trust (together with all other UK employees of the Energis Group) and are therefor interested in the Shares whilst they are held by the QUEST. Energis' registrars confirmed on Wednesday, 6th February 2002 that on 1st February 2002 a total of 301,870 shares were transferred to beneficiaries of the QUEST other than the Executive Directors. The technical interest of the Executive Directors in the shares held by the QUEST has changed accordingly. Following the transfer the QUEST held 3,608,348 shares in Energis plc.

H:/hr/ballard/announcement/6.2.2

END

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RNS, Full Text

Energis PLC : Director Shareholding

24 January 2002 at 09:20:30

RNS Number:4341Q
Energis PLC
24 January 2002

Energis plc ("Energis")

An announcement was made on 4 March 1999 that Energis QUEST Trustee Limited, the trustee of the trust established by deed on 26 February 1999 ("the QUEST") to facilitate the operation of the Inland Revenue approved Energis plc Savings Related Share Option Scheme and the Energis Savings Related Share Option Scheme ("the Schemes"), subscribed for ordinary shares of Energis plc. The QUEST has since made further subscriptions for shares and further announcements were made at the time. Options have been granted over those Shares under the Schemes and Energis QUEST Trustee Limited has agreed to satisfy those options.

Messrs Wickham, Trent, Beaumont, Taylor and Hibbert, executive directors of Energis plc, ("the Executive Directors") are potential beneficiaries under the trust (together with all other UK employees of the Energis Group) and are therefor interested in the Shares whilst they are held by the QUEST. Energis' registrars confirmed on Tuesday, 22nd January 2002, that on 16th January 2001 a total of 51,750 shares were transferred to beneficiaries of the QUEST other than the Executive Directors. The technical interest of the Executive Directors in the shares held by the QUEST has changed accordingly. Following the transfer the QUEST held 4,110,218 shares in Energis plc.

H:/hr/ballard/announcement/

END

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NS, Full Text

Energis PLC : Director Shareholding

7 January 2002 at 15:47:05 |

RNS Number:5862P
Energis PLC
7 January 2002

Energis plc ("Energis")

An announcement was made on 4 March 1999 that Energis QUEST Trustee Limited, the trustee of the trust established by deed on 26 February 1999 ("the QUEST") to facilitate the operation of the Inland Revenue approved Energis plc Savings Related Share Option Scheme and the Energis Savings Related Share Option Scheme ("the Schemes"), subscribed for ordinary shares of Energis plc. The QUEST has since made further subscriptions for shares and further announcements were made at that time. Options have been granted over those Shares under the Schemes and Energis QUEST Trustee Limited has agreed to satisfy those options.

Messrs Wickham, Trent, Beaumont, Taylor and Hibbert, executive directors of Energis plc, ("the Executive Directors") are potential beneficiaries under the trust (together with all other UK employees of the Energis group) and are therefore interested in the Shares whilst they are held by the QUEST. Energis' registrars confirmed on Friday 4 January 2002 that on 21 December 2001 a total of 130,825 shares were transferred to beneficiaries of the QUEST other than the Executive Directors. The technical interest of the Executive Directors in the shares held by the QUEST has changed accordingly. Following the transfer the QUEST held 4,161,968 shares in Energis plc.

END

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EXHIBIT 2

RNS, Full Text

Energis PLC : Director Shareholding

7 February 2002 at 12:10:14 | Page 1 of 1

RNS Number:1321R
Energis PLC
7 February 2002

Energis plc

The Company's registrars confirmed yesterday, 6th February 2002, that on Friday 1st February 2002 Mr John Christopher Hibbert (Director) exercised his option to purchase 107,810 ordinary shares in the Company, at a price of 16p per share under the Energis Savings-Related Share Option Scheme..

Following the exercise, Mr Hibbert now holds a beneficial interest of 236,165 ordinary shares.

Ann.1.2.2 saye-exercise-hibbert/kab

END

EXHIBIT 3

REG-Energis PLC <EGS.L> Trading Update

:5576Q
PLC
ry 2002

25 January 2001

Energis plc

Update to trading statement

Since releasing its trading statement yesterday Energis has held initial talks with as many of its relationship banks as possible. They have indicated their desire to support Energis.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Monday, 28 January 2002 07:02:54
ENDS [nRNSb5576Q]